August 4, 2015

Securities and Exchange Commission

Washington, D.C. 20549

Division of Corporation Finance

Ms. Kim McManus, Staff Attorney

Re: PS Business Parks, Inc.

Form 10-K for the year ended December 31, 2014

Filed February 20, 2015

File No. 001-10709

Dear Ms. McManus:

On behalf of PS Business Parks, Inc. (the “Company”), I am responding to comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated July 22, 2015 relating to the above-referenced filing.

I have recited the comment of the Staff in bold type below, and have followed the comment with the response of the Company. Capitalized terms used but not defined herein have the same meaning as defined in the above-referenced filing.

Item 2. Properties, page 17

1. We note that leases expiring by the end of the current and next fiscal year represent approximately 25.7% and 22.8% of annualized rental income. We also note disclosure on page 25 indicating that while new rental rates improved over expiring rental rates on an aggregate basis, you experienced declining rental rates in certain regions, including Virginia, Maryland and Orange County. In future filings, to the extent material, please address the relationship between market rents and expiring rents based on the regions in which you have material leases expiring at the end of the current fiscal year. In addition, to the extent material, please disclose if you have a concentration of expiring leases in particular regions.

We will include in our disclosures in future filings, to the extent material, (a) any known trend regarding the relationship of contractual rents on current year lease expirations and current market rents in those same markets and (b) if the Company has a concentration of expiring leases in particular regions.

____________________________________________________________________________________________________________________

701 Western Avenue, Glendale, CA  91201

t. 818.244.8080  f. 818.242.0566

Ms. Kim Magnus, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

August 4, 2015

* * * * *

PS Business Parks, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call the undersigned at (818) 244-8080, ext. 1649, with any questions regarding the filing or the Company’s response.

Sincerely,

/s/ Edward A. Stokx
Edward A. Stokx
Executive Vice President
and Chief Financial Officer